EARLYBIRDCAPITAL, INC.

366 Madison Avenue, 8th Floor

New York, New York 10017

November 23, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Andina Acquisition Corp. II (the “Company”)
Registration Statement on Form S-1
File No. 333-207037

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as the representative of the underwriters of the proposed offering of securities of the Company, hereby advises that copies of the Preliminary Prospectus of the Company dated November 6, 2015 were distributed as follows:

271 to individual investors;

282 to NASD members; and

54 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus dated November 6, 2015 have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EarlyBirdCapital, Inc.

By: /s/ Steven Levine

Name: Steven Levine

Title: CEO